H. GRADY THRASHER, IV

d: 404-760-6002

gthrasher@jtklaw.com

November 18, 2011

Alexandra M. Ledbetter

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Re:

Joshua Gold Resources Inc. (the “Company”)

Preliminary Information Statement on Schedule 14C

Filed January 10, 2011

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010

Filed September 20, 2011

File No. 0-53809

Dear Ms. Ledbetter:

We are special securities counsel to the Company.

We are in receipt of your letter (the “Letter”) from the staff of the Securities and Exchange Commission dated November 7, 2011 commenting on the above referenced filings (the “Filings”).

We have reviewed the Letter and are currently, together with the Company, preparing a response thereto.   We expect to provide to you, on or before December 2, 2011, a response to your letter and file, as appropriate, an amendment to the Filings addressing each of the comments provided in your Letter.

Please contact me directly should you wish to discuss the Company’s Filings or our response to your Letter.

Sincerely,

Joyce Thrasher Kaiser & Liss, LLC

/s/ H. Grady Thrasher, IV, Esq.

H. Grady Thrasher, IV, Esq.

{00222580. }